Exhibit 99.1

ODDITY TECH REPORTS FIRST QUARTER 2026 RESULTS, MAKES PROGRESS TOWARD NORMALIZATION

•	First quarter net revenue of $197.9 million, down approximately 26% year-over-year
•	First quarter adjusted EBITDA of $(7.0) million
•	First quarter net loss of $(21.4) million and first quarter adjusted net loss of $(9.8) million
•	Strong liquidity position including cash, cash equivalents and investments of $667.4 million, and aggregate credit facilities of $350 million which remain undrawn

NEW YORK, June 2, 2026 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the first quarter ended March 31, 2026.

“We continue to implement our recovery plan to address the account dislocation with our largest advertising partner and we remain hopeful that we are on track for normalization in the second half of this year,” said Oran Holtzman, ODDITY co-founder and CEO. “For many years, our CPA was very stable, with only gradual increases aligned with our industry. In Q1 2026, we saw a severe step-function discontinuity, comparing to historical first quarters, with CPA in some cases reaching levels 2x higher than what we expected. While we continue to navigate this dislocation, we have been working closely with our advertising partner on remediation and we are encouraged by an improvement in IL MAKIAGE CPA this May, which declined an estimated -28% sequentially from April.”

Media Costs

ODDITY is providing additional data on IL MAKIAGE CPA with our largest advertising partner for H1 2022 through May of H1 2026, as the first half is historically the period in which we acquire the majority of our annual new users. We believe this data supports the view that the CPA dislocation is technical in nature, rather than driven by brand health or market saturation.

•	Prior to 2026, IL MAKIAGE 1H CPA growth was very stable, with yearly increases correlated with our industry.
•	The increase in 2026 is sudden, indicating a dramatic break rather than steady deterioration over time.
•	The breakdown occurred in different markets simultaneously. US, Canada, UK, Australia, Israel — markets with different longevity and saturation levels.
•	A driver of the break is spiking bounce rates. This shows in our view that the issue is with lower quality audiences being served our ads by the algorithm.

IL MAKIAGE CPA Index with Largest Advertising Partner, Internal Attribution System

Half-Year	CPA INDEX	YOY % CHG
H122	1.0
H123	1.2	16%
H124	1.3	14%
H125	1.5	15%
H1 through May 26	2.8	83%

First Quarter 2026 Summary

ODDITY achieved key objectives during the first quarter, including:

•	Exceeded our first quarter revenue outlook issued February 25, 2026 of an approximately 30% decline.
•	Positive inflection in IL MAKIAGE CPA’s trend in May, reflecting progress resetting our ad account signals.
•	Remediation work in IL MAKIAGE Try Before You Buy, and a shift of 40% of acquisition revenue out of Try Before You Buy and into Buy.
•	A strong start for our newest brand, METHODIQ, which remains on track to deliver year 1 results in-line with those of SpoiledChild.
•	Ongoing development and expansion of the ODDITY Labs molecule discovery platform.
•	Strong liquidity position including cash, cash equivalents and investments of $667.4 million, and aggregate credit facilities of $350 million which remain undrawn.

“We are pleased with the progress we see in our remediation work and with our ability to deliver first quarter revenue above our guidance,” said Lindsay Drucker Mann, ODDITY Global CFO. “The CPA dislocation led to a sharp decline in first orders during the quarter, and the loss of these first orders will negatively impact our repeat business across the year. We therefore expect Q2 net revenue will decline between 25 and 30% year-over-year, and hope to see sequential improvement in the second half of 2026.”

Profitability Drivers

Adjusted EBITDA was materially negatively impacted by higher CPA and ODDITY’s decision to spend on acquisition during the quarter, in an effort to remedy the account dislocation. This led to significantly lower revenue generated on like for like media spend. Reduced media efficiency coupled with continued investment in growth initiatives drove meaningful operating expense deleverage.

Gross margin compression in the period was driven in part by product and brand mix and a low single digit decline in average order value (AOV). ODDITY’s remediation activity during the quarter, which included running various tests to try and isolate the dislocation in its advertising account, negatively impacted Q1 margins.

Share Buyback Program

In March 2026, ODDITY’s Board of Directors approved a share buyback program authorizing the repurchase of up to $200 million of the Company’s Class A ordinary shares. The new authorization expires on March 31, 2029 or upon full deployment of the allocated funds, subject to any future modifications by the Board.

ODDITY repurchased approximately 6.1 million Class A ordinary shares during the first quarter for approximately $82.3 million, reducing Class A ordinary shares outstanding by approximately 10.6%. ODDITY exited the first quarter with approximately $167.3 million remaining under the authorization, subject to market conditions, legal and regulatory constraints.

First Quarter Fiscal 2026 Financial Highlights:

Results for the first quarter ended March 31, 2026 are presented below in comparison to the first quarter ended March 31, 2025.

•	Net revenue was $197.9 million compared to $268.1 million in the first quarter of 2025, a decrease of 26%.
•	Gross profit was $138.0 million compared to $200.8 million in the first quarter of 2025; gross margin was 69.7% compared to 74.9% in the first quarter of 2025.
•	Net loss was $(21.4) million compared to net income of $37.8 million in the first quarter of 2025.
•	Adjusted net loss was $(9.8) million compared to adjusted net income of $41.8 million in the first quarter of 2025.
•	Adjusted EBITDA was $(7.0) million compared to $52.4 million in the first quarter of 2025.
•	Diluted loss per share was $(0.38) for the first quarter of 2026 compared to diluted earnings per share of $0.63 in the first quarter of 2025.
•	Adjusted diluted loss per share was $(0.17) for the first quarter of 2026 compared to adjusted diluted earnings per share of $0.69 in the first quarter of 2025.

Financial Outlook:

For the second quarter of 2026, ODDITY expects net revenue to decline between 25 and 30% year-over-year. ODDITY expects Adjusted EBITDA will be between $8 and $10 million.

For the full year 2026, ODDITY expects Adjusted EBITDA to be positive.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net (loss) income, Adjusted net (loss) income margin, Adjusted diluted (loss) earnings per share, and free cash flow are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA outlook to the corresponding net income measure because the quantification of certain items included in the calculation of GAAP net income cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q1 2026 financial and business results and outlook is scheduled for today, June 2, 2026, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY First Quarter 2026 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13760709. An archive of the webcast will be available on the Investors section of ODDITY’s website for seven days following the call.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net (loss) income, Adjusted net (loss) income margin, Adjusted diluted (loss) earnings per share and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net (loss) income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net (loss) income” as net (loss) income adjusted for the impact of share-based compensation, non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments and “Adjusted net (loss) income margin” as Adjusted net (loss) income divided by net revenue. In addition, ODDITY defines “Adjusted diluted (loss) earnings per share” as Adjusted net (loss) income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net (loss) income, Adjusted net (loss) income margin, and Adjusted diluted (loss) earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash (used in) provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, ability to remedy the dislocation in our customer acquisition costs, potential long-term success and ODDITY’s outlook for the second quarter of 2026 and the full year ending December 31, 2026. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to cost-effectively attract new customers (including by responding effectively to changes to algorithm-based bidding systems on key advertising platforms), retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2026, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 68 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended March 31,
	2026	2025
	(Unaudited)
Net revenue	$197,940	$268,076
Cost of revenue	59,970	67,228
Gross profit	137,970	200,848
Selling, general and administrative	163,460	158,183
Operating (loss) income	(25,490)	42,665
Financial income, net	(5,306)	(2,647)
(Loss) income before taxes on income	(20,184)	45,312
Taxes on income	1,177	7,481
Net (loss) income	$(21,361)	$37,831
Weighted-average number of shares – basic (thousands)	56,317	56,003
Weighted-average number of shares – diluted (thousands)	56,317	60,322
Basic (loss) earnings per share	$(0.38)	$0.68
Diluted (loss) earnings per share	$(0.38)	$0.63

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$278,597	$402,209
Marketable securities	17,113	11,170
Trade receivables	23,313	16,902
Inventories	147,976	135,181
Prepaid expenses and other current assets	33,089	36,336
Total current assets	500,088	601,798

LONG-TERM ASSETS:
Marketable securities	371,626	362,571
Property, plant and equipment, net	9,986	10,864
Deferred tax asset, net	30,299	27,693
Intangible assets, net	46,141	43,582
Goodwill	64,904	64,904
Operating lease right-of-use assets	22,701	22,311
Other assets	4,082	4,069
Total long-term assets	549,739	535,994
Total assets	$1,049,827	$1,137,792

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$65,252	$75,957
Other accounts payable and accrued expenses	51,374	32,869
Operating lease liabilities, current	6,537	6,002
Total current liabilities	123,163	114,828

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	17,260	17,463
Exchangeable Note	585,222	584,368
Other long-term liabilities	25,272	24,638
Total liabilities	750,917	741,297

SHAREHOLDERS’ EQUITY:
Class A Ordinary shares	13	15
Class B Ordinary shares	3	3
Additional paid-in capital	4,230	77,571
Accumulated other comprehensive income	2,011	4,892
Retained earnings	292,653	314,014
Total shareholders’ equity	298,910	396,495
Total liabilities and shareholders’ equity	$1,049,827	$1,137,792

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollar in thousands

	Three months ended March 31,
	2026	2025
	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(21,361)	$37,831
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	4,269	2,655
Share-based compensation	8,101	7,084
Deferred income taxes	(1,803)	(302)
Amortization of debt issuance costs	854	—
Change in trade receivables	(6,411)	(4,289)
Change in prepaid expenses and other receivables	2,772	(4,631)
Change in inventories	(12,795)	3,554
Change in trade payables	(10,704)	41,642
Change in other accounts payable and accrued expenses	17,330	4,903
Change in operating lease right-of-use assets	1,943	1,969
Change in operating lease liability	(2,002)	(2,049)
Other	(427)	(31)
Net cash (used in) provided by operating activities	$(20,234)	$88,336

Cash flows from investing activities:
Purchase of property, plant and equipment	(858)	(1,002)
Capitalization of software development costs and investment in other intangible assets	(4,197)	(1,739)
Investment in marketable securities, net	(18,435)	(1,069)
Other investing activities	—	(151)
Net cash used in investing activities	(23,490)	(3,961)

Cash flows from financing activities:
Proceeds from exercise of options	13	1,931
Repurchase and retirement of ordinary shares	(80,055)	—
Net cash (used in) provided by financing activities	(80,042)	1,931

Effect of exchange rate fluctuations on cash and cash equivalents	106	284

Net (decrease) increase in cash, cash equivalents and restricted cash	(123,660)	86,590
Cash, cash equivalents and restricted cash at the beginning of the period	402,279	50,347

Cash, cash equivalents and restricted cash at the end of the period	$278,619	$136,937

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Measures

U.S. dollar in thousands (except per share data)

	Three months ended March 31,
	2026	2025
	(Unaudited)
Reconciliation of Net (Loss) Income and Adjusted EBITDA
Net (loss) income	$(21,361)	$37,831
Financial income, net	(5,306)	(2,647)
Taxes on income	1,177	7,481
Depreciation and amortization	4,269	2,655
Share-based compensation	8,101	7,084
Other adjustments[1]	6,084	—
Adjusted EBITDA	$(7,036)	$52,404

Reconciliation of Net (Loss) Income and Adjusted Net (Loss) Income
Net (loss) income	$(21,361)	$37,831
Share-based compensation	8,101	7,084
Other adjustments[1]	6,084	—
Tax adjustments[2]	(2,608)	(3,106)
Adjusted net (loss) income	$(9,784)	$41,809

1 Represents costs of certain legal matters and employee actions outside the ordinary course of business.

2 Represents the tax impact of (a) the reconciling items above and (b) in the first quarter of 2025, other discrete tax items.

	Three months ended March 31,
	2026	2025
	(Unaudited)
Diluted (loss) earnings per share	$(0.38)	$0.63
Adjusted diluted (loss) earnings per share	$(0.17)	$0.69

Reconciliation of net cash (used in) provided by operating activities to free cash flow

	Three months ended March 31,
	2026	2025
	(Unaudited)
Net cash (used in) provided by operating activities	$(20,234)	$88,336
Purchase of property and equipment	(858)	(1,002)
Free cash flow	$(21,092)	$87,334

ODDITY TECH LTD.

Supplemental Financial Information

U.S. dollar in thousands

Cash, cash equivalents, and investments

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Cash, restricted cash, and cash equivalents	$278,619	$402,279
Marketable securities	388,739	373,741
Total cash and investments	$667,358	$776,020

Net revenue by sales channel

	Three months ended March 31,
	2026	2025
	(Unaudited)
Online direct-to-consumer	$193,055	$261,053
Percent of net revenue	98%	97%

Other (Israel retail, marketing affiliates)	$4,885	$7,023
Percent of net revenue	2%	3%

Net Revenue	$197,940	$268,076

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e., ILMAKIAGE.com, SpoiledChild.com, and METHODIQ.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.